October 8, 2024

Aiden Lee Ping Wei
Chief Executive Officer
GRAPHJET TECHNOLOGY
Lot 3895, Lorong 6D, Kampung Baru Subang
Seksyen U6, 40150 Shah Alma
Selangor, Malaysia

       Re: GRAPHJET TECHNOLOGY
           Registration Statement on Form S-1
           Filed on October 3, 2024
           File No. 333-282490
Dear Aiden Lee Ping Wei:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing